SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Holophane Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   436452106
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 746,815 which constitutes approximately 6.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 11,112,269 shares outstanding.

1.   Name of Reporting Person:

     Acadia Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 10,334 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 10,334 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,334 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.1%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised through its sole general partner, Acadia FW Partners, L.P.

(2) Solely in its capacity as the sole general partner of Acadia Electra Partners, L.P.

1.   Name of Reporting Person:

     Acadia FW Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 20,763 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 20,763 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     20,763 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.2%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised through its managing general partner, Acadia MGP, Inc., whose president is J. Taylor Crandall.

(2) Solely in its capacity as the sole general partner of Acadia Partners, L.P., with respect to 10,334 shares of the Stock.

1.   Name of Reporting Person:

     Acadia MGP, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 20,763 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 20,763 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     20,763 (2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.2%


12.  Type of Reporting Person: CO

--------------

(1)  Power is exercised through its President, J. Taylor Crandall.

(2) Solely in its capacity as the managing general partner of Acadia FW Partners, L.P.

1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  1,928 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,928 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,928

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): <0.1%


12.  Type of Reporting Person: CO

---------------
(1)  Power is exercised through its President, J. Taylor Crandall.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4. Citizenship or Place of Organization: J. Taylor Crandall is a citizen of the United States of America.



               5.   Sole Voting Power: 33,852 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 33,852 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     33,852 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.3%


12.  Type of Reporting Person: IN

---------------
(1) Solely in his capacity as the President of Acadia MGP, Inc. with respect to 20,763 shares and solely in his capacity as President of Group 31, Inc. with respect to 1,928 shares.

1.   Name of Reporting Person:

     Acadia Electra Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 10,334 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 10,334 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,334

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.1%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised through its sole general partner, Acadia Partners, L.P.

1.   Name of Reporting Person:

     FWHY-Coinvestments V Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: PN

1.   Name of Reporting Person:

     FWHY-Coinvestments II Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.0%


12.  Type of Reporting Person: PN

1.   Name of Reporting Person:

     Bondo FTW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power:  94,124 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 94,124 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     94,124

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.8%


12.  Type of Reporting Person: CO

---------------
(1)  Power is exercised through its President, David Bonderman.

1.   Name of Reporting Person:

     David Bonderman

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.


               5.   Sole Voting Power:  94,124 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 94,124 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     94,124

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.8%


12.  Type of Reporting Person: IN

---------------
(1)  Solely in his capacity as the President of Bondo FTW, Inc.

1.   Name of Reporting Person:

     Glenn R. August

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4. Citizenship or Place of Organization: Glenn R. August is a citizen of the United States of America.



               5.   Sole Voting Power: 79,191
Number of
Shares
Beneficially        6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 79,191
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     79,191

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.7%


12.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Capital Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  105,583 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 105,583 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     105,583

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: PN

---------------
(1) Power is exercised through its managing partner, Margaret Lee Bass 1980 Trust, whose Trustee is Panther City Investment Co., whose President is W.R. Cotham.

1.   Name of Reporting Person:

     Margaret Lee Bass 1980 Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  105,583 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 105,583 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     105,583

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: 00 - Trust

---------------
(1) Power is exercised through its Trustee, Panther City Investment Co., whose President is W.R. Cotham.

1.   Name of Reporting Person:

     Panther City Investment Co.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  105,583 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 105,583 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     105,583

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: CO

---------------
(1)  Power is exercised through its President, W.R. Cotham.

1.   Name of Reporting Person:

     W.R. Cotham

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4. Citizenship or Place of Organization: W.R. Cotham is a citizen of the United States of America.



               5.   Sole Voting Power: 105,583 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 105,583 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     105,583

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: IN

---------------
(1)  Solely in his capacity as President of Panther City Investment Co.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power:  252,595 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 252,595 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     252,595

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 2.3%


12.  Type of Reporting Person: CO

---------------
(1)  Power is exercised by its President, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /x/

3.   SEC Use Only


4. Citizenship or Place of Organization: Robert M. Bass is a citizen of the United States of America.


               5.   Sole Voting Power:  434,065 (1)
Number of
Shares
Beneficially        6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 434,065 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     434,065

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 3.9%


12.  Type of Reporting Person: IN

---------------
(1) Solely in his capacity as President of Keystone, Inc., with respect to 252,595 shares.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 9, 1994, as amended by Amendment No. 1 dated February 13, 1995, as amended by Amendment No. 2 dated February 13, 1996, as amended by Amendment No. 3 dated February 14, 1997, (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Holophane Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Item 2(a) is hereby amended by adding the following at the end thereof:

     As a result of the pro rata distribution by FWHY V and FWHY II to their respective partners of all Stock held by them, FWHY V and FWHY II no longer shall be Reporting Persons for purposes of this and all future filings on
Schedule 13G.

     As a result of their acquisition of shares of Stock through pro rata distributions by Acadia, FWHY V and FWHY II, joining in the Schedule 13G as Reporting Persons are Capital Partnership ("Capital"), a Texas general partnership, Keystone, Inc. ("Keystone"), a Texas corporation, and Robert M. Bass ("RMB"). Additional information is included herein with respect to the following persons who may be deemed to be controlling persons with respect to
Capital: Margaret Lee Bass 1980 Trust ("MLB"), Panther City Investment Co. ("PCIC"), and W.R. Cotham ("Cotham").

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2(b) is hereby amended by adding the following at the end thereof:

     The address of the principal business office or residence of each of Capital, MLB, PCIC, Cotham, Keystone and RMB is as follows:

                                   PRINCIPAL BUSINESS OR
          NAME                     RESIDENCE ADDRESS


          Capital                  201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas  76102

          MLB                      201 Main Street
                                   Suite 2600
                                   Fort Worth, Texas 76102

          PCIC                     201 Main Street
                                   Suite 2600
                                   Fort Worth, Texas 76102

          Cotham                   201 Main Street
                                   Suite 2600
                                   Fort Worth, Texas 76102

          Keystone                 201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas 76102

          RMB                      201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas 76102

Item 4.   Ownership.

     Item 4 (a) - (c) is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Acadia

     Because of its position as the sole general partner of Acadia Electra, Acadia may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 10,334 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     Acadia FW

     Because of its position as the sole general partner of Acadia with respect to 10,334 shares of the Stock, and because of its direct ownership of 10,429 shares of the Stock, the aggregate number of shares of the Stock that Acadia FW owns beneficially, pursuant to Rule 13d-3 of the Act, is 20,763, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     Acadia MGP

     Because of its position as the managing general partner of Acadia FW, Acadia MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,763 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     Group

     The aggregate number of shares of the Stock that Group owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,928, which constitutes less than 0.1% of the outstanding shares of the Stock.

     Crandall

     Because of his position as the President of Acadia MGP with respect to 20,763 shares of the Stock and because of his position as the President of Group with respect to 1,928 shares of the Stock, and because of his individual ownership of 11,161 shares of the Stock, the aggregate number of shares of the Stock that Crandall owns beneficially, pursuant to Rule 13d-3 of the Act, is 33,852, which constitutes approximately 0.3% of the outstanding shares of the Stock.

     Acadia Electra

     The aggregate number of shares of the Stock that Acadia Electra owns beneficially, pursuant to Rule 13d-3 of the Act, is 10,334, which constitutes approximately 0.1% of the outstanding shares of the Stock.

     Bondo

     The aggregate number of shares of the Stock that Bondo owns beneficially, pursuant to Rule 13d-3 of the Act, is 94,124, which constitutes 0.8% of the outstanding shares of the Stock.

     Bonderman

     Because of his position as the President of Bondo, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 94,124 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of the Stock.

     August

     The aggregate number of shares of the Stock that August owns beneficially, pursuant to Rule 13d-3 of the Act, is 79,191, which constitutes 0.7% of the outstanding shares of the Stock.

     Capital

     The aggregate number of shares of the Stock that Capital owns beneficially, pursuant to Rule 13d-3 of the Act, is 105,583, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     MLB

     Because of its position as the managing partner of Capital, MLB may, pursuant to Rule 13D-3 of the Act, be deemed to be the beneficial owner of 105,583 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     PCIC

     Because of its position as the Trustee of MLB, the managing partner of Capital, PCIC may, pursuant to Rule 13D-3 of the Act, be deemed to be the beneficial owner of 105,583 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     Cotham

     Because of his position as President of PCIC, the Trustee of MLB, the managing partner of Capital Partnership, MLB may, pursuant to Rule 13D-3 of the Act, be deemed to be the beneficial owner of 105,583 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     Keystone

     The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 252,595, which constitutes approximately 2.3% of the outstanding shares of the Stock.

     RMB

     Because of his position as President of Keystone with respect to 252,595 shares of the Stock and because of his individual ownership of 181,470 shares of the Stock, the aggregate number of shares of the Stock that RMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 434,065, which constitutes 3.9% of the outstanding shares of the Stock.

     (c)

     Acadia

     In its capacity as the general partner of Acadia Electra, Acadia has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,334 shares of the Stock.

     Acadia FW

     In its capacity as the sole general partner of Acadia with respect to 10,334 shares of the Stock, and acting through its managing general partner, Acadia FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 20,763 shares of the Stock.

     Acadia MGP

     In its capacity as the managing general partner of Acadia FW, and acting through its President, Acadia MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,763 shares of the Stock.

     Group

     Acting through its President, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,928 shares of the Stock.

     Crandall

     In his capacity as the President of Acadia MGP with respect to 20,763 shares of the Stock, and in his capacity as the President of Group with respect to 1,928 shares of the Stock, and because of his individual ownership of 11,161 shares of the Stock, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 33,852 shares of the Stock.

     Acadia Electra

     Acting through its general partner, Acadia Electra has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 10,334 shares of the Stock.

     Bondo

     Acting through its President, Bondo has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 94,124 shares of the Stock.

     Bonderman

     In his capacity as the President of Bondo, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 94,124 shares of the Stock.

     August

     August has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 79,191 shares of the Stock.

     Capital

     Acting through its President, Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 105,583 shares of the Stock.

     MLB

     In its capacity as the managing partner of Capital, and acting through its Trustee, MLB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 105,583 shares of the Stock.

     PCIC

     In its capacity as the Trustee of MLB, the managing partner of Capital, and acting through its President, PCIC as the sole power to vote or to direct the vote and to dispose or to direct the disposition of 105,583 shares of the Stock.

     Cotham

     In his capacity as President of PCIC, the Trustee of MLB, the managing partner of Capital, Cotham has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 105,583 shares of the Stock.

     Keystone

     Acting through its President, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 252,595 shares of the Stock.

     RMB

     In his capacity as President of Keystone with respect to 252,595 shares of the Stock, and because of his individual ownership of 181,470 shares of the Stock, RMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 434,065 shares of the Stock.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 17, 1998


                              ACADIA PARTNERS, L.P.

                                   By: ACADIA FW PARTNERS, L.P.,
                                        General Partner

                                        By:  ACADIA MGP, INC.,
                                             Managing General Partner



                                        By: /s/ W.R. Cotham
                                             W.R. Cotham
                                             Vice President




                              ACADIA FW PARTNERS, L.P.

                                   By:  ACADIA MGP, INC.,
                                        Managing General Partner



                                   By: /s/ W.R. Cotham
                                        W.R. Cotham
                                        Vice President



                              ACADIA MGP, INC.



                              By: /s/ W.R. Cotham
                                   W.R. Cotham
                                   Vice President



                              GROUP 31, INC.



                              By:  /s/ W.R. Cotham
                                   W.R. Cotham
                                   Vice President



                              ACADIA ELECTRA PARTNERS, L.P.

                                   By:  ACADIA PARTNERS, L.P.

                                        General Partner

                                        By:  ACADIA FW PARTNERS, L.P.,
                                             General Partner

                                             By:  ACADIA MGP, INC.,
                                                  Managing General Partner



                                             By: /s/ W.R. Cotham
                                                  W.R. Cotham
                                                  Vice President


                              BONDO FTW, INC.




                              By:  /s/ W.R. Cotham
                                   W.R. Cotham
                                   Vice President



                              /s/ James J. O'Brien
                              James J. O'Brien,
                              Attorney-in-Fact for
                              DAVID BONDERMAN (1)



                              /s/ Glenn R. August
                              GLENN R. AUGUST


                              CAPITAL PARTNERSHIP

                                   By:  MARGARET LEE BASS 1980 TRUST,
                                             Managing Partner

                                        By:  PANTHER CITY INVESTMENT CO.,
                                                  Trustee



                                        By:  /s/ W.R. Cotham
                                             W.R. Cotham, President


                              MARGARET LEE BASS 1980 TRUST

                                   By:  PANTHER CITY INVESTMENT CO.,
                                                  Trustee



                                   By:  /s/ W.R. Cotham
                                        W.R. Cotham, President


                              PANTHER CITY INVESTMENT CO.



                              By:  /s/ W.R. Cotham
                                   W.R. Cotham, President




                              /s/ W.R. Cotham
                              W.R. Cotham



                              KEYSTONE, INC.




                              By:  /s/ W.R. Cotham
                                   W.R. Cotham
                                   Vice President




                              By:  /s/ W.R. Cotham

                              Attorney-in-Fact for:

                              J. TAYLOR CRANDALL (2)
                              ROBERT M. BASS (3)


(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et. al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.